Exhibit E

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF NOVEMBER 19, 2019

The information included in this document supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2018, on Form 18-K filed with the Commission on September 27, 2019. To the extent the information in this Exhibit E is inconsistent with the information contained in such annual report the information in this Exhibit E replaces such information. Initially capitalized terms used in this Exhibit E have the respective meanings assigned to those terms in such annual report

Political Developments

On August 12, 2019, President Laurentino Cortizo Cohen appointed Juan Ricardo De Dianous Henríquez as Panama’s new ambassador to the United States of America.

On September 5, 2019, Ricaurte Vásquez took office as the new Administrator of the Panama Canal for a seven year term.

On September 24, 2019, the plenary session of the National Assembly ratified Julio Javier Justiniani and Moisés Cohen as members of the board of the Panama Savings Fund (“FAP”).

On October 11, 2019, Nicolás González Revilla Paredes and Enrique Sánchez Salmon formally assumed their positions as directors on the Board of Directors of the Panama Canal Authority (PCA).

On October 21, 2019, President Cortizo appointed Héctor Ortega, current president of the Panamanian Chamber of Construction, as the new Director General of the Panama Metro.

On November 12, 2019, Attorney General Kenia Porcell announced her resignation, which will be effective as of January 1, 2020. Porcell is resigning with the intent to preserve the institutional integrity of the Procuraduria General after text messages between her and former Panamanian President Juan Carlos Varela were leaked.

Recent Government Actions

On May 2, 2019, the Empresa de Transmision Electrica S.A. (“ETESA”) issued U.S.$500,000,000 aggregate principal amount of its 5.125% Global Notes due 2049.

On August 22, 2019, the Grupo de Acción Financiera de Latinoamérica (“GAFILAT,” formerly the Grupo de Acción Financiera de Sudamérica, “GAFISUD”) published the second enhanced follow-up report on Panama. The report concluded that Panama continues to make significant progress in addressing the technical deficiencies identified in the MER and upgraded Panama’s compliance rating. Panama has committed to continue reporting on and enhancing its implementation process.

On August 15, 2019, President Cortizo signed into law Law No. 11, which created the Ministry of Culture.

On September 20, 2019, President Cortizo signed into law Law No. 94, which increased to U.S.$ 180,000 the amount of certain housing loans eligible for preferential interest.

On September 19, 2019, President Cortizo signed into law Law No. 93, which creates a public-private partnership framework. This program aims to generate jobs and stimulate the national economy by providing incentives for private companies to invest in public infrastructure.

On September 27, 2019, construction began on the extension of the second line of the Panama Metro, which when completed will provide service to Tocumen International Airport.

On October 2, 2019, the Foreign Relations Commission of the National Assembly approved Bill No. 89, approving a Free Trade Agreement between the State of Israel and the Republic of Panama, and which the government expects will generate significant advantages for both nations.

On October 4, 2019, President Cortizo signed into law Law No. 97, which aims to guarantee the supply of medicine, reduce costs, and allow the Ministry of Health and the Social Security Fund to purchase medicine in a unified manner through international organizations.

On October 11, 2019, President Cortizo signed into law Law No. 99, which establishes a general tax amnesty program for people who are delinquent in their tax payments. The program includes a reduction in interest, surcharges, and fines for delinquent taxpayers.

On October 31, 2019, President Cortizo signed into law Law No. 102, which allows an increase in the maximum ceiling of the Republic’s fiscal deficit for the next four years. Under the law, the Republic’s permitted fiscal deficit was increased to 3.5% of GDP in 2019, 2.75% in 2020, 2.50% in 2021 and 2.0% in 2022.

On October 31, 2019, the National Assembly approved the Republic’s budget for 2020, in the amount of U.S.$23.3 billion.

On October 31, 2019, Moody’s Investors Services (Moody’s) confirmed the Republic’s investment grade rating, at Baa1 with a stable outlook.

On November 5, 2019, the Minister of Economy and Finance, Héctor Alexander, announced that the government would pay off approximately U.S.$1.2 billion in accumulated debt of the Colon Free Zone.

The Panamanian Economy

In the first six months of 2019, Panama’s estimated GDP growth was 3.0%, compared to 3.5% for the same period in 2018. Inflation, as measured by the average CPI with base year 2013, was negative 0.3% in the first eight months of 2019.

Economic activity in the transportation, storage and communications sector was 4.8% greater in the first six months of 2019 than in the first six months of 2018 (representing 13.9% of GDP), primarily due to an increase in the operations of the Panama Canal, air and ground transportation, and ports. Mining activity was 4.6% greater in the first six months of 2019 than in the first six months of 2018 (representing 1.7% of GDP), due to the increase in demand for raw materials for the construction industry. Activity in the construction sector was 3.8% greater in the first six months of 2019 than in the first six months of 2018 (representing 16.7% of GDP), primarily due to the execution of public and private infrastructure projects. Financial intermediation sector activity was 4.3% greater in the first six months of 2019 than in the first six months of 2018 (representing 7.4% of GDP), attributable mainly to banking activity.

On November 12, 2019, the National Assembly approved Panama’s 2020 budget. The budget contemplates total expenditures of U.S.$23.3 billion, with estimates based on an anticipated nominal GDP of U.S.$73.2 billion. The budget allocates public expenditures as follows: 43.5% to social services; 16.0% to financial services; 13.7% to general services; 8.0% to infrastructure development; 2.8% to development and promotion of production; 1.0% to environment and technology; and 15.0% to other services.

The preliminary Central Government’s current savings for the first nine months of 2019 registered a deficit of U.S.$763.0 million (1.1% of nominal GDP) compared to a deficit of U.S.$112.0 million during the same period in 2018 (0.2% of nominal GDP). The Government’s overall deficit increased from U.S.$3.3 billion during the first nine months of 2019 (4.8% of nominal GDP) compared to a deficit of U.S.$3.2 billion during the same period in 2018 (4.9% of nominal GDP).

The preliminary fiscal deficit of the non-financial public sector for the first nine months of 2019 was approximately U.S.$2,454.0 million (3.6% of nominal GDP). Article 10 of the Social and Fiscal Responsibility Law, as amended, establishes a ceiling for the full-year 2019 adjusted fiscal deficit of the non-financial public sector of 3.5% of nominal GDP.

The preliminary fiscal deficit of U.S.$2,454.0 million for the non-financial public sector deficit for the nine-month period ended on September 30, 2019, represented an increase of U.S.$250.0 million over the deficit of U.S.$2,204.0 million registered for the same period of 2018. Total non-financial public sector expenditures for the nine-month period ended September 30, 2019 were U.S.$10,525.0 million, a decrease of U.S.$73.0 million (0.7%) from U.S.$10,598.0 million. Total revenue for the nine-month period ended on September 30, 2019 was U.S.$8,070.0 million, a decrease of U.S.$323.0 million (3.9%) from U.S.$8,394.0 million for the same period of 2018.

On the expenditure side, non-financial public sector capital expenses totaled U.S.$2,597.0 million for the first nine month of 2019, a decrease of U.S.$541.0 million (17.3%) compared to U.S.$3,139.0 million during the same period of 2018. Non-financial public sector current expenses during the nine-month period ended September 30, 2019 totaled U.S.$7,928.0 million, a U.S.$468.0 million (6.3%) increase from U.S.$7,459.0 million during the same period of 2018. Tax revenue during the first nine months of 2019 totaled U.S.$4,062.0 million, a decrease of U.S.$165.0 million (3.9%) from U.S.$4,228.0 million for the same period of 2018. Non-tax revenue totaled U.S.$1,036.0 million, a decrease of U.S.$168.0 million (13.9%) from U.S.$1,204.0 million for the same period in 2018. Capital revenue during the first nine months of 2019 totaled U.S.$6.0 million, a U.S.$1.0 million increase (19.7%) from U.S.$5.0 million for the same period in 2018.

Financial System

La Bolsa de Valores de Panamá (“La Bolsa”) aggregate trades increased from U.S.$30.6 million in 1991 to U.S.$6.1 billion in 2018, La Bolsa remains a small portion of the financial services sector. Equity trades represented 3.8% of 2018 trading volume.

The Panama Canal

On September 26, 2019, the National Assembly approved the Panama Canal budget for fiscal year 2020, which budget estimates revenues of U.S.$3,426.1 million and contributions to the National Treasury of U.S.$1,824.1 million.

On October 21, 2019, the Panama Canal officially opened the mooring station in the expanded Cocolí lock, which will increase the daily number of transits through the Canal to up to 12 per day.

On October 24, 2019, according to preliminary figures, the Panama Canal reported total revenues of U.S.$3,365.9 million for fiscal year 2019, including U.S.$2,592.5 million in toll revenues, compared to U.S.$2,485.0 million in toll revenues during fiscal year 2018. This growth in toll revenues was mainly due to an increase in the transit of container ships.

On October 28, 2019, the Cabinet adopted Resolution No. 106, authorizing the Ministry of Finance and Economy to negotiate a memorandum of understanding with AES Global Power Holdings, B.V. (“AES”) with respect to an eventual transfer of AES’s ownership interest in the Bayano hydroelectric project to the Republic.

Public Debt

As of September 30, 2019, the Republic’s total public debt was U.S.$28,644.4 million. Internal public debt accounted for 21.0% of total debt, while external public debt accounted for 79.0% of total debt. The average maturity of the debt portfolio as of September 30, 2019, was 11.7 years, with an average duration of 7.9 years.

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